UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-7459
A. Schulman, Inc.

(Exact name of registrant as specified in its charter)
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Special Stock Purchase Rights

(Title of each class of securities covered by this Form)
Common Stock, $1.00 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record of Special Stock Purchase Rights as of the certification or notice date:  0
     Pursuant to the requirements of the Securities Exchange Act of 1934, A. Schulman, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

A. SCHULMAN, INC.

Date: January 22, 2007	By:	/s/ Paul F. DeSantis

	Name: Title:	Paul F. DeSantis Chief Financial Officer